[SANDISK LETTERHEAD]
December 12, 2007
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jay E. Ingram, Attorney Advisor

Re:	SanDisk Corporation
Definitive 14A
Filed April 11, 2007
File No. 00-26734
Dear Mr. Ingram:
     We received your letter dated November 29, 2007 (the “Comment Letter”) setting forth an additional comment of the staff of the Securities and Exchange Commission on our above-referenced filing filed under the Securities Exchange Act of 1934. As requested in the Comment Letter and as separately confirmed with you, please be advised that we intend to respond to the comment on or before January 11, 2008.

Respectfully submitted, SanDisk Corporation
By:	/s/ Megan R. Comport
Megan R. Comport
Vice President and Associate General Counsel

cc:	Timothy Curry, O’Melveny & Myers LLP
Wayne Jacobsen, O’Melveny & Myers LLP